Exhibit 17.4

Professor Benad Goldwasser

August 31, 2016

Emerald Medical Applications Corp.

Board of Directors
Yair Fudim, Chairman and
Lior Wayn, Baruch Kfir and
Dr. Estery Giloz-Ran, Directors

Re: Letter of Resignation

I hereby resign as a director of Emerald Medical Applications Corp. (the "Registrant") and its Israeli subsidiary, Emerald Medical Applications Ltd.. The reason for my resignation is to permit me to pursue other business and professional interests. I wish all of you at Emerald the very best success in the future.

I have had not disagreements with the operations, policies or practices of the Registrant or its subsidiary.

Yours truly,

/s/: Benad Goldwasser
Professor Benad Goldwasser